Mail Stop 3561

April 3, 2006

Joseph A. Falsetti
President and Chief Executive Officer
Cenuco, Inc.
2000 Lenox Drive, Suite 202
Lawrenceville, New Jersey 08648

Re: 	Cenuco, Inc.
Revised preliminary proxy materials filed March 24, 2006
File No. 1-32187

Dear Mr. Falsetti:

      We have reviewed the filings above and have the following comments. We have limited our review to the proposals in your Preliminary Schedule 14A and related matters. Where indicated, please amend your filings in response to these comments. Please address all remaining comments in future filings. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. As stated in prior comment 1 of our letter dated March 17, 2006, we believe that, by operation of Note A, the proxy statement should contain all of the information required by Item 14 of Schedule 14A.
We also note that you continue to incorporate by reference much of the information required by Item 14, such as the historical and pro forma financial information and other information about the parties to the transaction. As it does not appear that you are eligible to incorporate financial statements or other information by reference into this Schedule 14A pursuant to Item 14(e) of Schedule 14A and Parts A, B and C of Form S-4, please revise to include this information in the proxy statement.

Factors Considered by the Board of Directors of Cenuco, page 38

2. We have considered your revisions in response to prior comment
7.
Please revise the board`s reference to vFinance`s opinion in the third bullet on page 38 to specifically note that:
   * several of the advisor`s analyses resulted in very wide ranges of values; and
* the results of the discounted cash flow analysis suggest that the
Cenuco shareholders should have received a considerably higher percentage ownership in the combined entity than the 35% they received, based on the company`s market capitalization at the date of the fairness opinion.

Also revise to explain how the board was able to determine that the merger with Hermes was in the best interest of Cenuco stockholders despite the results of these analyses. In this regard, the information provided in your response to prior comment 7 may be appropriate.


*   *   *   *   *


      Please amend your Preliminary Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a response letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please submit your response letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please feel to contact me at (202) 551-3833 with any questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief



Mr. Joseph A. Falsetti
Cenuco, Inc.
April 3, 2006
Page 2